UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 93
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Convening of annual general meeting of shareholders of Sono Group N.V.

On July 2, 2024, Sono Group N.V. (the “Company”) convened the annual general meeting of shareholders to be held on July 31, 2024 (the “AGM”). Exhibit 99.1 attached hereto includes a copy of the convening notice, including the agenda and explanatory notes, for the AGM. Exhibit 99.2 attached hereto includes a copy of the voting proxy for the AGM.

CEO Letter to Shareholders

Exhibit 99.3 attached hereto and incorporated by reference herein includes a press release issued by the Company on July 2, 2024.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit	Description of Exhibit

99.1	Convening Notice, including Agenda and Explanatory Notes
99.2	Voting Proxy
99.3	Press Release dated July 2, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: July 2, 2024	/s/ George O'Leary
George O'Leary
Managing Director